Star Peak Corp II

1603 Orrington Avenue, 13th Floor

Evanston, Illinois 60201

July 14, 2021

VIA EDGAR

Attention:	Joseph Klinko

Jenifer Gallagher

Karina Dorin

Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Corp II Amendment No. 1 to Registration Statement on Form S-4 Filed June 21, 2021 File No. 333-256161

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Corp II (the “Company” or “STPC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 7, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 filed June 21, 2021

Questions and Answers

Q: How do Redemptions Affect the Value of my New Benson Hill Common Stock?, page xi

1.	Staff’s Comment:

We note your revised disclosure in response to prior comment 7. Please expand your disclosure to also show the potential impact of redemptions assuming all earn out shares and awards are issued.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xii of the Revised Registration Statement to show the potential impact of redemptions assuming all earn out shares and awards are issued.

Risk Factors, page 27

The unaudited pro forma combined financial information included in this proxy statement/ consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially, page 46

2.	Staff’s Comment:

Please revise this risk factor to accurately explain the accounting treatment for the merger as reflected in the pro forma combined financial information. In this regard, you state the final purchase price allocation will be based upon the actual purchase price and the fair value of the assets and liabilities of Benson Hill as of the date of the completion of the merger. However, Benson Hill has been identified as the accounting acquirer; therefore, its net assets will be recorded at historical cost and the merger will be treated as a reverse recapitalization.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 45 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial information, page 63

3.	Staff’s Comment:

We note you have adjusted Accumulated deficit for a prepayment penalty of $3.4 million and the write-off of $2.5 million of unamortized debt discount as well as for the recognition of $7 million in transaction costs and refer to adjustments (j) and (k) for explanations of such adjustments. Please revise your pro forma condensed combined balance sheet to refer to adjustments (c) and (f) which also include explanations for these adjustments rather than referring to adjustments applicable to the pro forma condensed combined statement of operations for the three months ended March 31, 2021.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Unaudited Pro Forma Condensed Combined Financial Information to refer to adjustments (c) and (f) for the three months ended March 31, 2021.

4.	Staff’s Comment:

We note under the maximum redemption scenario on the pro forma condensed combined balance sheet you refer to adjustment (h) for the explanation to adjustments made to Common stock and Additional paid in capital.  However, adjustment (h) relates to adjustments presented on the pro forma condensed combined statement of operations for the three months ended March 31, 2021.  Please resolve this inconsistency by referencing the correct explanatory note for these adjustments.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the pro forma condensed combined balance sheet to refer to adjustment (g) for the explanation to adjustments made to Common stock and Additional paid in capital.

Information About Benson Hill

Regulation of Plant Biotechnology Products, page 105

5.	Staff’s Comment:

We note your revised disclosure in response to prior comment 17 states that certain categories of Benson Hill's plant biotechnology products are exempt from regulation under the Plant Protection Act.  Please disclose which of Benson Hill's plant biotechnology products as well as categories are exempt from regulation under the Plant Protection Act.  In addition, please disclose which products currently in development may be subject to the Plant Protection Act in the future.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 103 of the Revised Registration Statement.

The Merger

Unaudited Prospective Financial Information of Benson Hill, page 147

6.	Staff’s Comment:

We note the prospective financial information has been prepared under the assumption that the merger and related transactions are completed.  Please disclose the level of redemptions associated with this assumption.  Further, please explain your rationale and describe the implications for other reasonably possible levels of redemptions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 147 of the Revised Registration Statement to update and clarify the descriptions of the material assumptions underlying the prospective financial information. Prospective financial information is routinely prepared by Benson Hill as part of its annual planning process. The prospective financial information included in the Registration Statement represents Benson Hill’s long term plan at the time it was most recently updated (January 2021).   Historically, Benson Hill has funded its near and long term plans via venture capital/private equity private offerings and debt. Depending on the level of redemptions by STPC holders or market and business performance, or in the event that the merger does not close, Benson Hill may need to pursue additional financing to execute on its long range plans.  In addition, Benson Hill may need to extend the execution period of its strategic plan to reduce its cash requirements over the plan period.

7.	Staff’s Comment:

We note in your response to prior comment 21 you acknowledge your responsibility to update the prospective financial information in accordance with Item 10(b)(3)(iii) of Regulation S-K.  Please revise your disclosures to clearly acknowledge your responsibility, and to clarify the circumstances under which investors will be informed of any material change in your expectations relative to the projected amounts or the underlying assumptions.

Further, we note in response to prior comment 21 you revised your disclosure to indicate that Benson Hill believes the assumptions used to prepare the prospective financial information were reasonable at the time they were prepared.  Please expand your disclosures to clarify whether the projections, including the underlying assumptions, currently have a reasonable basis and reflect the most probable specific amounts.  It should be clear whether both you and Benson Hill's management regard the projections to be consistent with your plans and expectations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 145 of the Revised Registration Statement to further acknowledge and clarify its obligations under Item 10(b)(3)(iii) of Regulation S-K. The Company respectfully advises the Staff that Item 10(b) of Regulation S-K does not require the Company and Benson Hill to affirmatively acknowledge that the projections, including the underlying assumptions, continue have a reasonable basis and currently reflect the most probable specific amounts. Should the Company and Benson Hill become aware of material facts or circumstances, both favorable and unfavorable, regarding their financial condition which would require disclosure to investors, the Company and Benson Hill will make such disclosures in accordance with applicable federal securities laws, including the obligations under Item 10(b)(3)(iii) of Regulation S-K.

8.	Staff’s Comment:

With regard to your disclosure on page 148, identifying parties that are making no representations to shareholders or other persons regarding ultimate performance or achievement compared to the prospective financial information, revise to clarify whether management and the boards of Benson Hill and STPC, having considered the uncertainties described and referenced in this section, nevertheless concur that all assumptions underlying the projections have a reasonable basis and are consistent with your expectations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 145 of the Revised Registration Statement.

9.	Staff’s Comment:

Please expand your disclosure on page 148, stating that your prospective financial information "does not take into account any circumstances or events occurring after the date that information was prepared," to acknowledge and describe the level of diligence applied in formulating the assumptions about future circumstances and events that have been utilized in preparing the prospective financial information.

10.	Staff’s Comment:

We note your revised disclosure in response to prior comments 22 and 23 and reissue them in part.  Please revise your disclosure to quantitatively discuss all material assumptions underlying the projections and provide insight as to how such assumptions impacted your projections.  For example, please describe all of the specific instructions, guidelines, parameters, inputs and assumptions that were prescribed by STPC in conjunction with the preparation of the prospective financial information, such as the periods to be covered; acquisition of acreage; capital expenditures; availability and terms of financing; product development; and rate of expansion of the plant-based meat alternative market and the percent of market percentage.  Please ensure you include a description and quantification of the significant assumptions underlying the magnitude and growth in revenue and gross margin from 2022 through 2027.  In that regard, we note the significant year-over-year growth reflected in the projections.  Also identify all assumptions that reflect decisions that depend on completion of the merger, which had not been established by the target prior to your involvement.

RESPONSE TO COMMENTS 9 AND 10:

Benson Hill periodically prepares annual and long range plans. The most recent long range plan prepared by Benson Hill is the source of the prospective financial information. Plans are prepared based on Benson Hill management’s assumptions regarding product offering, expected pricing, costs (product and operating) and investments needed to deliver on the plan in addition to timing of execution of the plan.     These plans were shared confidentially with STPC as part of the process of negotiating the letter of intent and the merger agreement with respect to the transaction.  Once provided to STPC, STPC performed due diligence and analysis of Benson Hill’s plan.  STPC made inquiries of Benson Hill, engaged consultants and advisors to review the plan and, in conjunction with this work and engagement with investment bankers, arrived at an estimated enterprise value for Benson Hill.  None of the assumptions underlying the model were established or prescribed by STPC.  The expected rate of expansion of the plant-based alternative meat market is derived from third-party sources.  We respectfully submit that publicly disclosing significant quantitative assumptions underlying Benson Hill’s prospective financial information, which were provided to STPC on a confidential basis, would cause competitive harm to Benson Hill, would be detrimental to its ability to execute on its business plan, and would not materially add to the mix of information available to stockholders in making their investment decision.

Background of the Merger, page 157

11.	Staff’s Comment:

We note your revisions in response to prior comment 26 and reissue the comment in part. Please disclose the initial valuation of Benson Hill included in STPC's initial draft of the preliminary term sheet on February 22, 2021 and the higher valuation included in the revised preliminary term sheet on February 23, 2021, including the rationale for such higher valuation.  In addition, we note that you disclose that Goldman and Credit Suisse participated in various calls discussing the letter of intent and valuation of Benson Hill's business.  Please clarify such advisors' role in determining the initial valuation of Benson Hill and whether s2g Ventures, Fall Line, GV and Prelude Ventures were involved in the negotiation of the preliminary term sheet.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 154 of the Revised Registration Statement.

12.	Staff’s Comment:

Please expand your disclosure to more specifically describe the shifting market conditions and Goldman Sachs' and Barclay's rationale for recommending that Benson Hill's pre-money equity valuation be reduced from $1.6 million to $1.3 million on March 19, 2021. In addition, please clarify how it was determined that Benson Hill had a pre-money equity valuation of $1.3 million.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 155 of the Revised Registration Statement.

Material Federal Income Tax Consequences, page 202

13.	Staff’s Comment:

We note your response to prior comment 38 and reissue the comment. Please amend the disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the merger and related transactions, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4.  In this regard, we note that this filing is a prospectus with respect to the issuance of shares of common stock by the registrant to the securityholders of Benson Hill, Inc., a proxy statement with respect to the stockholders of the registrant, and a consent solicitation with respect to the stockholders of Benson Hill. We note also that Section 5.6 of the merger agreement provides that the parties intend that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.  If the merger and related transactions are not taxable to shareholders, please also file a tax opinion with your registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

RESPONSE:

We note your response to our response on prior comment 38, and understand that you view this filing as “a prospectus with respect to the issuance of shares of common stock by the registrant to the securityholders of Benson Hill, Inc., a proxy statement with respect to the stockholders of the registrant, and a consent solicitation with respect to the stockholders of Benson Hill.”  In response to your comment, the consent solicitation is being removed from the filing, and so the filing no longer includes a consent solicitation with respect to the stockholders of Benson Hill, and we respectfully decline to amend the disclosure to describe the material federal income tax consequences of the merger and related transactions for the reasons stated below.

Item 601(b)(8) of Regulation S-K requires opinions on tax matters for filings on a Form S-4 only where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.”  Section III.A.2 of Staff Legal Bulletin No 19 further provides that a tax consequence is “material” if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding to make an investment decision.  Examples include (1) mergers or exchanges where the registrant represents that the transaction is tax-free and (2) transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.  On the other hand, where a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.

With respect to the holders of Class A Common Stock of the registrant, we do not believe that an opinion of counsel is required as the tax consequences in the present offering are not material because (1) we have represented that the exercise of redemption rights by holders of Class A Common Stock is a fully taxable transaction and (2) no representation is being made to any other holders of Class A Common Stock that do not exercise their redemption rights because they will retain their Class A Common Stock (their Class A Common Stock is not being exchanged in the merger and related transactions).

Further, based upon Staff Legal Bulletin No 19, with respect to the stockholders of Benson Hill, we do not believe the tax consequences are material to such stockholders, the requisite percentage of the stockholders have already entered into support agreements to execute and deliver a written consent adopting the merger agreement and approving the merger, eliminating the investment decision of other stockholders of Benson Hill.  As described in the filing, approval of the merger agreement and the transactions contemplated thereby requires the approval of (i) the holders of at least 60% of the outstanding shares of Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock of Benson Hill voting as a single class and (ii) a majority of the outstanding shares of Existing Benson Hill Common Stock and Benson Hill Preferred Stock voting together as a single class on an as-converted basis.  Holders representing approximately 67% of the Existing Benson Hill Common Stock and Benson Hill Preferred Stock entered into support agreements.  Further, under Benson Hill’s charter, once a transaction is approved by the requisite ownership percentage the transaction can move forward, which effectively eliminates the investment decision of stockholders that have not entered into support agreements with respect to the merger agreement and the transactions contemplated thereby.

Exhibits and Financial Statement Schedules, page II-5

14.	Staff’s Comment:

Please include an updated auditor’s consent from WithumSmith+Brown, PC that reflects the correct audit opinion date of their audit report. Based on this amendment to the registration statement, the audit report date appears to be March 30, 2021. Refer to Item 601 of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has filed as Exhibit 23.1 a consent from WithumSmith+Brown, PC that refers to the March 30, 2021 audit report included in the Revised Registration Statement.

Exhibits

15.	Staff’s Comment:

We note that Article IX of New Benson Hill’s second amended and restated certificate of incorporation selects the federal district court for the District of Delaware (or, in the event such court does not have jurisdiction, the federal district courts of the United States) as the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act.  Please revise your disclosure regarding New Benson Hill’s proposed charter to reflect such provision.  In that regard, we note that your disclosure only references the selection of the federal district courts of the United States as the exclusive forum for such claims.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 59, 210 and 217 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK CORP II

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP) Bryan D. Flannery (Kirkland & Ellis LLP)